Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-47935 and 333-26949) on Form S-8 of Ethan Allen Interiors Inc. and Subsidiaries of our report dated September 8, 2005, except as to note 19, which is as of February 2, 2006, with respect to the consolidated balance sheets of Ethan Allen Interiors Inc. and Subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2005, which report appears in the Form 8-K of Ethan Allen Interiors Inc.

(signed)     KPMG LLP

Stamford, Connecticut
February 3, 2006